1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

April 24, 2018

Lisa N. Larkin

Disclosure Review Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Crescent Capital BDC, Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 814-01117

Dear Ms. Larkin:

We are writing in response to your comments provided telephonically on April 12, 2018 with respect to the preliminary proxy statement (the “Proxy Statement”) filed on Schedule 14A (“Schedule 14A”) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), on behalf of Crescent Capital BDC, Inc. (the “Corporation”) on March 29, 2018. The Corporation has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Proxy Statement. These changes will be reflected in an upcoming Definitive Schedule 14A filing.

On behalf of the Corporation, set forth below are the Securities and Exchange Commission (“SEC”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 14A.

Proposal 3

Comment 1.    Please further explain the interaction between the adoption of Proposal 3 and the Subscription Agreement of each stockholder and whether the approval of Proposal 3 can amend the Subscription Agreement for a dissenting stockholder.

Response 1.    The Corporation has revised Proposal 3 by splitting it into two separate proposals, Proposal 3 and Proposal 4. Proposal 3 includes the approval of the extension of the Commitment Period and now requires the approval of [ninety percent (90%)] of stockholders. With respect to dissenting stockholders, the end of the Commitment Period shall not be extended and the Corporation shall not drawdown capital from such stockholders for any reason after the current expiration date of the Commitment Period. Such dissenting stockholders shall not be subject to any penalties or be declared in default after the current expiration date of the Commitment Period. The Commitment Period shall only be extended with respect to those stockholders who vote “FOR” Proposal 3. As discussed and in accordance with our understanding of the staff’s position on this issue, this is appropriate as the timing of the end of the Commitment Period is a separate term for each stockholder in their individual Subscription Agreement and each stockholder can agree to a different Commitment Period with respect to their own commitment. If Proposal 3 is approved, dissenting stockholders will still receive the benefit of the income incentive fee waiver.

April 24, 2018 Page 2

The Corporation has also added Proposal 4. Proposal 4 includes the approval of the extension of the deadline for a Qualified IPO and now requires the unanimous approval of one hundred percent (100%) of stockholders. As the timing of a Qualified IPO must be the same for all stockholders, requiring a unanimous vote means that all stockholders must agree to the change.

As a result of these changes, with respect to Proposal 3, only the stockholders that vote “FOR” Proposal 3 (and thus consent to the terms of the proposal) shall effectively have their Subscription Agreement amended to extend the Commitment Period. The approval of Proposal 3 will not amend any dissenting stockholder’s Subscription Agreement. With respect to Proposal 4, which now requires a unanimous vote of all stockholders, the approval of Proposal 4 will amend each stockholder’s Subscription Agreement.

*                *                 *                *

Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz